Exhibit 12.1

Ratio of Earnings to Fixed Charges

(In thousands of U.S. dollars)

	For The Years Ended December 31,
	2011	2010	2009	2008	2007
Earnings:
Pre-Tax income	91,133	72,733	53,816	(20,341)	6,632
Add: Fixed charges	25,820	27,397	35,103	55,151	63,150
	116,953	100,130	88,919	34,810	69,782
Add: Amortization of capitalized interest	168	147	86	31	0
Less: Interest capitalized	0	(452)	(1,282)	(1,746)	(486)
Total earnings	117,121	99,825	87,723	33,095	69,296

Fixed charges:
Interest expensed and capitalized	24,915	26,335	33,861	54,592	62,543
Amortization of capitalized expenses relating to indebtedness	905	1,062	1,242	559	607
Total fixed charges	25,820	27,397	35,103	55,151	63,150

Ratio of earnings to fixed charges	4.54	3.64	2.50	*	1.10

Dollar amount of deficiency				(22,056)